Exhibit 3.2

State of Delaware
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

ORTHOPEDIATRICS CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, at a meeting on April 25, 2014, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by inserting the following in lieu of existing Section 4.1 of the Article, so that as amended, Section 4.1 of said Article shall be and read as follows:

“4.1 Authorized Classes and Number of Shares. The total number of shares which the Corporation shall have the authority to issue is Nineteen Million (19,000,000) shares, consisting of:

(a)          Twelve Million (12,000,000) shares of Common Stock, par value $0.00025 per share (the “Common Stock”); and

(b)          Seven Million (7,000,000) shares of Preferred Stock, par value $0.00025 per share (the “Preferred Stock”).”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the stockholders holding a majority of the outstanding shares stock of the corporation entitled to vote thereon approved the amendment at a meeting on May 23, 2014.

THIRD: That said amendment was duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective as of the date of filing.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Mark Throdahl, its President & CEO, this 26th day of May, 2014.

“CORPORATION”

ORTHOPEDIATRICS CORP.

By:	/s/ Mark Throdahl

Printed:	Mark Throdahl

Title:	President & CEO